Filed pursuant to Rule 424(b)(3)

File No. 333-270699

UNITED STATES 12 MONTH OIL FUND, LP

Supplement dated August 8, 2023

to

Prospectus dated April 28, 2023

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States 12 Month Oil Fund, LP (“USL”) dated April 28, 2023 (the “Prospectus”).

You should carefully read the Prospectus and this supplement before investing. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the “Risk Factors” beginning on page 7 of the Prospectus before you decide to invest.

1.	ADM Investor Services, Inc. to Serve as a Futures Commission Merchant for USL

On August 8, 2023, USL entered into a Customer Account Agreement with ADM Investor Services, Inc. (“ADMIS”) to serve as an additional futures commission merchant (“FCM”) for USL.

In light of the foregoing, the section entitled “Futures Commission Merchants” beginning on page 38 of the Prospectus is revised to add the following text at the end of the section:

ADM Investor Services, Inc.

On August 8, 2023, USL and ADM Investor Services, Inc. (“ADMIS”) entered into a Customer Account Agreement pursuant to which ADMIS has agreed to serve as an additional FCM for USL. The Customer Account Agreement between USL and ADMIS requires ADMIS to provide services to USL in connection with the purchase and sale of futures contracts that may be purchased or sold by or through ADMIS for USL’s account. Under this agreement, USL has agreed to pay ADMIS commissions for executing and clearing trades on behalf of USL.

ADMIS’s primary address is 141 W Jackson Boulevard, Suite 2100a, Chicago, IL 60604. ADMIS is registered in the United States with the CFTC as an FCM providing futures execution and clearing services covering futures exchanges globally. ADMIS is a member of various U.S. futures and securities exchanges.

ADMIS has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation including those described below, arising in connection with its activities. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. ADMIS is also involved, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding ADMIS’s business, including among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

ADMIS contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, ADMIS cannot predict the loss or range of loss, if any, related to such matters; how or if such matters will be resolved; when they will ultimately be resolved; or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, ADMIS believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the consolidated financial condition of ADMIS.

On September 4, 2019, AOT Holding AG (“AOT”) filed a putative class action under the U.S. Commodities Exchange Act in federal district court in Urbana, Illinois, alleging that ADMIS sought to manipulate the benchmark price used to price and settle ethanol derivatives traded on futures exchanges. On March 16, 2021, AOT filed an amended complaint adding a second named plaintiff Maize Capital Group, LLC (“Maize”). AOT and Maize allege that members of the putative class suffered “hundreds of millions of dollars in damages” as a result of ADMIS’s alleged actions. On July 14, 2020, Green Plains Inc. and its related entities (“GP”) filed a putative class action lawsuit, alleging substantially the same operative facts, in federal court in Nebraska, seeking to represent sellers of ethanol. On July 23, 2020, Midwest Renewable Energy, LLC (“MRE”) filed a putative class action in federal court in Illinois alleging substantially the same operative facts and asserting claims under the Sherman Act. On November 11, 2020, United Wisconsin Grain Producers LLC (“UWGP”) and five other ethanol producers filed a lawsuit in federal court in Illinois alleging substantially the same facts and asserting claims under the Sherman Act and Illinois, Iowa, and Wisconsin law.

The court granted ADMIS’s motion to dismiss the MRE and UWGP complaints without prejudice on August 9, 2021 and September 28, 2021, respectively. On August 16, 2021, the court granted ADMIS’s motion to dismiss the GP complaint, dismissing one claim with prejudice and declining jurisdiction over the remaining state law claim. MRE filed an amended complaint on August 30, 2021, which ADMIS moved to dismiss on September 27, 2021. UWGP filed an amended complaint on October 19, 2021, which ADMIS moved to dismiss on December 9, 2021. On October 26, 2021, GP filed a new complaint in Nebraska federal district court, alleging substantially the same facts and asserting a claim for tortious interference with contractual relations.

ADMIS denies liability, and is vigorously defending itself in these actions. As these actions are in pretrial proceedings, ADMIS is unable at this time to predict the final outcome with any reasonable degree of certainty, but believes the outcome will not have a material adverse effect on its financial condition, results of operations, or cash flows.

ADMIS will act only as clearing broker for USL and as such will be paid commissions for executing and clearing trades on behalf of USL. ADMIS has not passed upon the adequacy or accuracy of this prospectus. ADMIS will not act in any supervisory capacity with respect to USCF or participate in the management of USCF or USL. ADMIS is not affiliated with USL or USCF. Therefore, neither USCF nor USL believes that there are any conflicts of interest with ADMIS or its trading principals arising from its acting as USL’s FCM.

2.	Marex North America, LLC Transfers its Futures Clearing Business to Marex Capital Markets, Inc.

Marex North America, LLC (“MNA”) and Marex Capital Markets, Inc. (formerly ED&F Man Capital Markets Inc.) (“MCM”), which are affiliated entities, serve as futures commission merchants for USL. On July 28, 2023, MNA and MCM formally advised USL that (1) on or about July 14, 2023 MNA transferred its futures clearing business to MCM as part of an internal reorganization (the “Transfer”), and (2) in connection with the Transfer and to avoid confusion as to which futures customer agreement governs, the MCM futures customer agreement will be terminated. USL’s futures trading account with MNA has been consolidated with USL’s futures trading account with MCM and the MCM futures trading account is governed by USL’s futures customer agreement between USL and MNA. MCM has agreed to assume the rights and obligations of the futures customer agreement in place between USL and MNA from and after the date of the Transfer and, therefore, no material impact on USL’s operations is anticipated.

In light of the foregoing:

•	The subsection titled “Marex North America, LLC” is deleted from pages 30-40 of the Prospectus, immediately before the subheading “Marex Capital Markets, Inc., formerly ED&F Man Capital Markets Inc.”; and
•	The first paragraph after the subheading “Marex Capital Markets, Inc., formerly ED&F Man Capital Markets Inc.” on page 40 of the Prospectus is deleted in its entirety and replaced with the following:

On June 11, 2020, USL entered into a Customer Account Agreement with ED&F Man Capital Markets Inc. (“MCM”) to serve as an FCM for USL. On July 14, 2023, this Customer Account Agreement was terminated and replaced by a Customer Account Agreement between USL and Marex North America, LLC (“MNA”) dated May 28, 2020, in respect of which MCM assumed the rights and obligations of MNA vis-à-vis USL following the transfer of MNA’s futures clearing business to MCM as part of an internal reorganization. This agreement requires MCM to provide services to USL in connection with the purchase and sale of Oil Futures Contracts and Other Oil-Related Investments that may be purchased or sold by or through MCM for USL’s account. Under this agreement, USL pays MCM commissions for executing and clearing trades on behalf of USL.